Shearman & Sterling
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                 +44(0)207-655-5000




January 31, 2003


Via Edgar
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                        TURKCELL ILETISIM HIZMETLERI A.S.
                           Current Report on Form 6-K

Ladies and Gentlemen:

         On behalf of Turkcell Iletisim Hizmetleri A.S., please find enclosed a copy of a Report on Form 6-K dated January 31, 2003, submitted electronically through EDGAR, under the Securities Exchange Act of 1934, as amended.

         If the Staff wishes to discuss this matter at any time, please telephone (collect) the undersigned in our London office at 011-44-207-655-5000.

                                            Very truly yours,



                                            Brian Gallagher


Cc:      Ferda Atabek
         Turkcell

         Fransois Rausch
         Morgan Guarantee Trust Company

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated January 31, 2003


                               [GRAPHIC OMITTED]

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 80050 Tepebasi
                                Istanbul, Turkey
                              ____________________
                    (Address of Principal Executive Offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover of
                             Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the
                   information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:       Form On Announcement Of Special Situations To The Capital
                  Markets Board, Turkey Dated From 15 November 2002 to 29
                  January 2003.

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital
         Markets Board.


         THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                     ANKARA

Special Subjects:


It was asserted by various press agencies that, Turkcell had stake in the company that will install and manage the infrastructure of sports betting activities under the license obtained from T.C. Basbakanlik Genclik ve Spor Mudurlugu Sportoto Teskilati Mudurlugu (Sportoto).


The project of installation and management of the infrastructure of sports betting activities under the license obtained from Sportoto will be realized by Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret A.S. (Inteltek) which is a subsidiary of Turktell Bilisim Servisleri A.S. which is a subsidiary of Turkcell. Turkcell has no direct stake in Inteltek.




We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                          TURKCELL ILETISIM HIZMETLERI A.S.



                          Koray Ozturkler               Ekrem Tokay
                          Investor Relations            Chief Financial Officer
                          15.11.2002, 17:00             15.11.2002, 17:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital
         Markets Board.


         THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                     ANKARA

Special Subjects:


The Board of Directors Turkcell convened on 18. 12. 2002 and the following was resolved with the unanimous votes of the members attending the meeting that Turkcell will participate to the planned TL 16 trillion capital increase of its 99.5% owned subsidiary; Turktell Bilisim Servisleri A.S., pro rata with its stake.


We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                               TURKCELL ILETISIM HIZMETLERI A.S.



                       Koray Ozturkler                  Ekrem Tokay Investor
                       Relations                        Chief Financial Officer
                       18.12.2002, 17:00                18.12.2002, 17:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.


         THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                     ANKARA

Special Subjects:


On November 29, 2002, the Board of Directors of Turkcell has unanimously resolved to participate to the contemplated capital increase of Turktell Bilisim Servisleri A.S., of which Turkcell holds 99.95% stake, in an amount of Turkish Lira 7.165.000.000.000 in proportion with the shares that Turkcell is currently holding.





We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                             TURKCELL ILETISIM HIZMETLERI A.S.


                             Koray Ozturkler             Sedat Kusmenoglu
                             Investor Relations          Accounting Division
                             29.11.2002, 17:00           29.11.2002, 17:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.


         THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                     ANKARA
Special Subjects:


On March 27, 2002, we announced that Sonera Corporation ("Sonera") a group company of one of our shareholders Sonera Holding B.V. would merge with Telia AB ("Telia"), a Swedish company.

As we've been informed by the legal counsel of TeliaSonera AB on December 12, 2002, an exchange offer has been made and it has been completed as of December 9, 2003. As a result of this exchange offer, TeliaSonera AB owns 94.9% of Sonera's shares that is 100% owned by Sonera Holding B.V., which holds 37.09% stake in Turkcell. TeliaSonera AB, applied to Turkish Capital Markets Board requesting an exemption from tender offer rule in Turkey claiming that there is no change in control of management rights at Turkcell.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                    TURKCELL ILETISIM HIZMETLERI A.S.



                       Serkan Okandan                    Sedat Kusmenoglu
               Financial Control and Reporting Dept.     Accounting Department
                      12.12.2002, 17:00                  12.12.2002, 17:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.


         THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                     ANKARA

Special Subjects:

Today it was asserted by various press agencies that, some of Turkcells subscribers belong to a company named A-Tel.


A-Tel Pazarlama ve Servis Hizmetleri A.S. ("A-Tel"), is a company that is involved in marketing, selling and distribution of Turkcell's prepaid simcard and airtime under the brand name "Alo 535" and "Muhabbet Kart" and its 50-50 equally owned by Cukurova Group and Sabah Group. As per the agreement between Turkcell and A-Tel the subscribers acquired under these brands belong to Turkcell and A-Tel receives fees from the sales of simcards and airtime. Therefore, the 3.5 million subscribers claimed to belong to A-Tel is the subscriber base that A-Tel receives fees for.

Turkcell benefits from the sales and distribution efforts of A-Tel therefore continuation of this cooperation is beneficial for both parties.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                       TURKCELL ILETISIM HIZMETLERI A.S.


                       Koray Ozturkler                  Ekrem Tokay
                       Investor Relations               Chief Financial Officer
                       6.1.2003, 15:00                  6.1.2003, 15:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.


         THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                     ANKARA

Special Subjects:



The Board of Directors Turkcell convened on 22. 01. 2003 and the following was resolved with the unanimous votes of the members attending the meeting that the annual Ordinary General Assembly of the Company for the 2002 fiscal year, shall meet on Friday, April 18, 2003, at 15:00 hours at the following address:
"Turkcell Plaza, Konferans salonu, Mesrutiyet Cad. No: 153, Tepebasi, Istanbul".




We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                       TURKCELL ILETISIM HIZMETLERI A.S.


                       Koray Ozturkler                  Ekrem Tokay
                       Investor Relations               Chief Financial Officer
                       23.01.2003, 09:00                23.01.2003, 09:00

                        TURKCELL ILETISIM HIZMETLERI A.S.
          AGENDA OF THE ORDINARY ANNUAL GENERAL ASSEMBLY MEETING DATED
                                 APRIL 18, 2003

1.       Opening and election of the Presidency Board;
2.       Authorizing the Presidency Board to sign the minutes of the meeting;
3. Reading of the Annual Reports of the Board of Directors, the Auditors and the summary of the Independent Audit Firms report relating to fiscal year 2002;
4. Review, discussion and approval of the Balance Sheet and profits/loss statements relating to fiscal year 2002;
5. Release of the Board members and auditors from activities and operations of the Company in year 2002;
6. Discussion of and decision on the Board of Directors proposal concerning distribution OF DIVIDENDS for year 2002;
7. Election of auditors for a period of one year and determination of their remuneration;
8.       Informing the General Assembly of the donations made during year 2002;
9. Approval of the Independent Audit Firm appointed by the Board of Directors pursuant to Article 14 of the Regulation of the Independent Auditing in the Capital Markets promulgated by the Capital Market Board;
10. Decision authorizing the Board Members to, directly or on behalf of others, be active in areas falling within the scope of the Companys and to participate in companies operating in the same business and to do perform other acts in compliance with Articles 334 and 335 of the Turkish Commercial Code;
11.      Wishes and hopes.

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.


         THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                     ANKARA

Special Subjects:




It was asserted by various press agencies on January 28, 2003 that, according to an agreement between Cukurova Group and Turkish Banking Regulation and Supervision Agency ("BRSA") Board Turkcell shares have pledged. Turkcell have not been officially informed of any such matter.




We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.


                       TURKCELL ILETISIM HIZMETLERI A.S.



                       Elif Ates                          Koray Ozturkler
                       Legal & Risk Follow Up             Investor Relations
                       28.0 .2003, 14:00                  28.0 .2003, 14:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 20 of the Capital Markets Board.

         THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                     ANKARA

Special Subjects:




Additional announcement as per the request of Istanbul Stock Exchange (ISE).

We announced earlier that it was asserted by various press agencies on January 28, 2003 that, according to an agreement between Cukurova Group and Turkish Banking Regulation and Supervision Agency ("BRSA") Board Turkcell shares have pledged. Turkcell have not been officially informed of any such matter. As per the written request of ISE on the same date, we have contacted our shareholders and have been informed that "as announced by the Turkish Banking Regulation and Supervision Agency, a protocol has been signed between BRSA and Cukurova Group and the negotiations on the final agreement are still continuing which is expected to be finalized on January 31, 2003". Further information will be provided once the final agreement is signed.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                  TURKCELL ILETISIM HIZMETLERI A.S.



                          Serkan Okandan                      Koray Ozturkler
                 Financial Reporting and Control              Investor Relations
                             29.01.2003, 09:00                29.01.2003, 09:00

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           TURKCELL ILETISIM HIZMETLERI A.S.


Date:    January 31, 2003                  By:  /s/ Muzaffer Akpinar]
                                                ---------------------------
                                                Name:   Muzaffer Akpinar
                                                Title:  Chief Executive Officer